TO:    Tony Burak
FROM:  Nick Bonos, Treasurer, Rydex Investments
DATE:  May 13, 2005
SUBJECT:  SEC Comments on Form N-CSR - Rydex Variable Trust

The following responds to the questions and comments that you raised after reviewing Form N-CSR filed for the Rydex Variable Trust for the period ending December 31, 2004:


Comment (1) In the Management Discussion of Fund Performance ("MDFP") for
	variable annuity funds, a statement should be included that the performance
	numbers shown do not include fees that are charged by the insurance companies
	to their clients.

Response (1) A statement indicating that the performance numbers shown do not
	include fees charged by the insurance companies will be included in the MDFP
	section of future financial reports.

Comment (2)	In the actual fund return Shareholder's Expense table, the ending
	account values appear incorrect for the following four funds: Titan 500 Fund,
	Velocity 100 Fund, Medius Fund and Mekros Fund.

Response (2)The ending account values in the Shareholder's Expense table are
	calculated based on the actual total return for the six month period
	beginning on June 30, 2004 and ending on December 31, 2004, assuming any
	dividends paid are reinvested in the fund.  The actual total return is
	calculated using the NAV per share on both the beginning and ending days of
	the period, as well as the NAV per share on the day of any dividend
	reinvestment.  We believe that this methodology properly accounts for the
	compounding of performance on reinvested shares and accurately calculates
	the performance of the fund for any given period.

	The four funds listed above each paid out large dividends relative to the
	NAV per share.  The ex-date NAV per share, and therefore the reinvestment
	NAV, was significantly lower than the NAV per share at both the beginning and
	end of the period.  Due to the large swings in the NAV per share and the
	effects of compounding, we believe that other calculations of total return
	would not provide as accurate results as the method described in the
	paragraph above.

Comment (3)	In the hypothetical 5% return Shareholders' Expense table, the
	funds used a 5% return to calculate the ending values.  This should be a 2.5%
	return since the table is based upon six months of activity.

Response (3)A hypothetical annualized return of 5% will be used for the
	expense calculations in the Shareholders' Expense tables in future financial
	reports (ie. 5% / 365 days * number of days in period).

Comment (4)	In both Shareholders' Expense tables, a statement should be
	included as indicated in comment one that since these are variable annuity funds, the fund expenses do not include those charged by the insurance companies directly to their clients.

Response (4)A statement indicating that the fund expense numbers shown do not
	include additional fees charged by the insurance companies will be included
	in the Shareholders' Expense tables in future financial reports.

Comment (5)	In the Schedule of Investments for the Juno Fund, the interest
	rate and maturity date were not included in the description of the short bond position held by the fund.

Response (5)The interest rate and maturity date for the U.S. Treasury Bond sold short were inadvertently left off of the Schedule of Investments for the Juno Fund. The correct interest rate is 5.375%, and the maturity date is 02/15/2031. This information will be included in all future financial reports.

Comment (6)	According to article 6.09 of Regulation SX, the balance of
	Undistributed Net Investment Income for each fund should be included in the
	Statement of Changes.  This value was not included for these funds.

Response (6)The break-down of Net Assets (including Paid-In Capital,
	Undistributed Net Investment Income, Accumulated Net Realized Gain (Loss) on
	Investments, and Net Unrealized Appreciation (Depreciation) on Investments)
	was included in the Statements of Assets and Liabilities.  In future
	financial reports, a line item will be added to the bottom of the Statement
	of Changes in Net Assets indicating the balance of Undistributed Net
	Investment Income for each fund.

Comment (7)	In the Statement of Changes for the Titan 500 Fund, the amount of
	dividends reinvested is approximately twice the amount of dividends
	distributed for the period.  ($7,114,909 reinvested vs. $3,242,906 distributed)

Response (7)Upon reviewing the shareholder activity for the year, an error in
	the formula was discovered for the Titan 500 Fund.  The correct values of
	Proceeds from Shares Purchased and Value of Shares Purchased through
	Dividend Reinvestment are $324,034,914 and $3,242,906, respectively.  The Net
	Decrease in Net Assets From Share Transactions was correctly stated as
	($226,670); thus there was no effect on the Net Assets balance reported in
	the financial statements.  The same error also affected the amounts disclosed
	in Footnote 7 - Share Transactions.  The correct numbers of Shares Purchased
	and Purchased Through Dividend Reinvestment are 15,611,147 and 178,835,
	respectively.  The Net Shares Purchased amount was correctly stated as an
	increase of 56,045 shares.  We believe that the error in the calculation was
	an isolated incident and have implemented additional controls to help ensure
	that this error is not repeated in future financial reports.

Comment (8)	In the Financial Highlights for the Nova Fund, there is no
	Portfolio Turnover value listed for fiscal year 2001.

Response (8)In years prior to 2001, the Nova Fund invested primarily in
	options and futures contracts, which are considered short-term investments
	and therefore not included in the Portfolio Turnover calculation.  In November
	of 2001, the fund purchased a basket of equity securities, but did not trade
	the securities extensively through December 31, 2001.  The total security
	purchases for the year were $37,647,277, while the sales were $42,570.  The
	average market value of the portfolio was $30,603,327.  Portfolio Turnover is
	therefore calculated as $42,570/$30,603,327, or 0.14%, which was rounded down
	to zero.  We believe that the Portfolio Turnover value is properly stated as
	zero for fiscal year 2001.

If you would like to discuss any of these further, please contact Nick Bonos, Treasurer, at (301)296-5125.

Cc:  	Mike Delano, PricewaterhouseCoopers




May 13, 2005

Securities and Exchange Commission
Washington, DC

Re:	Response to SEC Staff Comments on Rydex Variable Trust 12/31/04 N-CSR:
Tandy Representations

Ladies and Gentlemen:

Your staff at the Securities and Exchange Commission ("SEC") has reviewed and, on April 20, 2005, provided comments regarding the N-CSR filed by the Rydex Variable Trust (the "Trust") as of December 31, 2004.

In connection with preparing and filing the Trust's written response to the SEC staff comments on the N-CSR, on behalf of the Trust, I acknowledge the following:

(i) the Trust is responsible for the adequacy and accuracy of the disclosure in its N-CSR filing;

(ii) SEC staff comments or changes to disclosure in response to staff comments in the N-CSR filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the N-CSR filing; and

(iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


Sincerely,

Rydex Variable Trust



By:   /s/ Nick Bonos

Name: Nick Bonos

Title: Treasurer